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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

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                                                                               Commission File Number  0-33305
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                                                    NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K and Form 10-KSB  [_] Form 11-K  [_] Form 20-F  [X]  Form 10-Q and Form 10-QSB  [_] Form N-SAR
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For Period Ended:  June  30, 1998
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[_]     Transition Report on Form 10-K and Form 10-KSB             [_]  Transition Report on Form 10-Q and Form 10-QSB
[_]     Transition Report on Form 20-F                             [_]  Transition Report on Form N-SAR
[_]     Transition Report on Form 11-K
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For the Transition Period Ended:
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                        Part I.  Registrant Information

Full name of registrant:     AUDIO COMMUNICATIONS NETWORK, INC.
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Former name if applicable:  N/A
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Address of principal executive office
 (Street and number):                     1000 Legion Place, Suite 1515
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City, State and Zip Code:                 Orlando, Florida  32801
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                       Part II.  Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             Part III.  Narrative

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Audio Communications Network, Inc. (the "Company") is not able to file its Quarterly Report on Form 10-QSB for the period ended June 30, 1998 without unreasonable effort or expense within the prescribed time period due to unforeseen circumstances encountered in connection with reporting its unaudited results of operations for such period.
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                          Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification

    Veronica T.Stork                    (212)                     702-1411
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         (Name)                      (Area code)              (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X]  Yes     [_]  No



     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes     [_]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The results of operations for the quarter ended June 30, 1998 are significantly different from the results for the quarter ended. The differences are the result of the reverse acquisition of the Company by Suncom Communications L.L.C. in May 1997 (as has been previously disclosed in the Company's quarterly reports on Form 10-QSB for the periods ended June 30, 1997, September 30, 1997 and March 31, 1997). It is not possible to quantitatively estimate the changes because the Company has not yet completed it unaudited financial statements for the quarter ended June 30, 1998.


                      AUDIO COMMUNICATIONS NETWORK, INC.
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                 (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 1998    By:  /s/ David Unger
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                                  David Unger
                                  Executive Vice President

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